DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
6/11/08

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

3,563,500

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

3,563,500
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

3,563,500

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.39%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



The following constitutes Amendment # 2 to the Schedule 13d filed on July 7, 2007. This 13d amends the original 13d as specifically set forth.


Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on May 30, 2008, 81,137,030 shares were outstanding as of March 31, 2008.
The percentages set forth in item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 3,563,500 shares of PIM or 4.39% of the outstanding shares.


Power to dispose of and vote securities resides either with Mr.
Goldstein, Mr. Dakos or with clients.


  c) During the past 60 days the following shares of PIM were Sold :

Trade Date	Quantity	Price
4/14/08		18,700		$6.18
4/15/08		8,400		$6.20
4/16/08		34,500		$6.17
4/17/08		5,200		$6.18
4/18/08		118,300		$6.19
4/21/08		20,000		$6.21
4/22/08		58,000		$6.24
4/22/08		5,478 (Tender)	$6.64
4/22/08		2,026,811 (Tender) $6.64
4/23/08		8,600		$6.23
5/02/08		8,000		$6.29
5/15/08		6,000		$6.29
5/27/08		8,200		$6.23
5/28/08		13,600		$6.30
5/29/08		2,066		$6.29
5/30/08		9,500		$6.28
6/02/08		14,100		$6.30
6/03/08		4,600		$6.31




  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA


Dated: 6/11/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos